UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2014

Commission File Number 001-34929

SODASTREAM INTERNATIONAL LTD. (Translation of registrant’s name into English)
Gilboa Street, Airport City Ben Gurion Airport 7010000, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SodaStream International Ltd. (the “Company”) hereby announces that the shareholders of the Company approved all of the proposals brought before the Annual General Meeting of Shareholders held on December 23, 2014 by the requisite majorities in accordance with the Israeli Companies Law, 5759-1999. As described in the Company’s proxy statement, the shareholders resolved:

1.	To reelect Mr. Daniel Birnbaum as a Class I director of the Company to hold office until the annual general meeting of shareholders to be held in 2017.

2.	To approve and ratify the reappointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor for the year ending December 31, 2014 and until the next annual meeting of shareholders, and to authorize the board of directors, upon recommendation of the audit committee, to determine their annual compensation.

5,288,564 ordinary shares, representing approximately 25.18 % of the issued and outstanding ordinary shares as of the record date, were voted at the meeting.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 3, 2010 (Registration No. 333-170299), August 16, 2013 (Registration No. 333-190655) and April 30, 2014 (Registration No. 333-195578).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.

Date: December 23, 2014	By:	/s/ Eyal Shohat
Name: Eyal Shohat
Title: Chief Legal Officer